UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

INVISA, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

461993909

(CUSIP Number)

Centurian Investors, Inc.

1800 2nd Street, Suite 970

Sarasota, FL 34236

(941) 906-8580

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 7, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 461993909	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS Howard R. Curd Centurian Investors, Inc. 90-0630978 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)	(a) (b)	☐ ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 6,943,699 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 6,943,699 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,943,699

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.85% (a total of 84.75%of votes with Preferred Stock held by Reporting Persons)

14.	TYPE OF REPORTING PERSON IN CO

CUSIP No. 461993909	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

               The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $.001 per share (the “Common Stock”) of Invisa, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at

2nd Street, Suite 965, Sarasota, Florida 34336.

Item 2.   Identity and Background.

(a)          The persons filing this Statement are Howard R. Curd, a natural person, and Centurian Investors, Inc., a Delaware corporation (“Centurian” and, together with Mr. Curd, the “Reporting Persons”).

(b)          The business address of Mr. Curd is 1800 2nd Street, Sarasota, Florida 34236, and the business address of Centurian is 1800 2nd Street, Sarasota, Florida 34236.

(c)           Mr. Curd’s present principal occupation is Chief Executive Officer of Uniroyal Engineered Products, LLC, a privately held manufacturing company with executive offices located at 1800 2nd Street, Suite 970, Sarasota, Florida 34236. Mr. Curd is the sole officer, director and shareholder of Centurian. The principal business of Centurian has been extending loans to Invisa since 2007 in order to enable the Issuer to continue its operations. Centurian is controlled by Mr. Curd.

(d)-(e)     During the past five years neither Reporting Person has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Curd is a citizen of the United States of America. Centurian is a Delaware corporation.

Item 3.   Source or Amount of Funds or Other Consideration.

               The event that required the filing of this report did not involve the expenditure of cash by either of the Reporting Parties.

Item 4.   Purpose of Transaction.

               The voting terms of the Invisa Preferred Stock owned by the Reporting Parties were changed to provide for votes by the Board of Directors of Invisa on March 7, 2014. As a result of the changes, the securities held by the Reporting Persons now account for 84.75% of the votes of shareholders of the Issuer.

Item 5.   Interest in Securities of the Issuer.

(a)           For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Curd beneficially owns and controls the 6,818,182 shares of the Issuer’s Common Stock held by Centurian, representing 47.97% of the outstanding shares of the Issuer’s issued and outstanding Common Stock. Centurian also has contingent ownership of an additional 3,848,485 shares of the Common Stock of the Issuer, which shares have been pledged by the Issuer to secure the remaining $ 1,224,060.00 principal amount of senior debt of the Issuer held by Centurian. Mr. Curd owns and controls the shares held by Centurian, because he is the sole shareholder of Centurian. Members of Mr. Curd’s family also hold 6,075 shares of the Class C Preferred Stock of the Issuer, as to which shares Mr. Curd expressly disclaims beneficial ownership. The shares of the Preferred Stock of the Issuer are convertible into the Issuer’s Common Stock at the rate of $0.60 per share.

CUSIP No. 461993909	13D	Page 4 of 4 Pages

(b)           Since Mr. Curd is the sole officer, director and shareholder of Centurian, Mr. Curd has the sole voting and dispositive power over the 6,818,182 shares of the Issuer’s Common Stock that are directly and beneficially owned by Centurian. Mr. Curd also owns directly 125,517 shares of the Issuer’s Common Stock, 9,715 shares of the Issuer’s Series A Preferred Stock, 2,702 shares of the Issuer’s Series B Preferred Stock and 6,549 shares of the Company’s Series C Preferred Stock. Mr. Curd also owns 3,381 shares of the Issuer’s Series C Preferred Stock through two additional corporations that he controls.

(c)           The Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the past 60 days.

(d)           Except as indicated above, no other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, such securities.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                Except as indicated herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits.

                Joint Filing Agreement.

SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CENTURIAN INVESTORS, INC.

By:	/s/ Howard R. Curd
Chief Executive Officer

/s/ Howard R. Curd
Howard R. Curd, Individually

March 11, 2014
Insert Date

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of INVISA, INC., and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: March 7, 2014

CENTURIAN INVESTORS, INC.

By:	/s/ Howard R. Curd
President

/s/ Howard R. Curd
Howard R. Curd, Individually